Filed by German American Bancorp, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Heartland BancCorp

Commission Securities Exchange Act File No.: 001-15877

Date: July 30, 2024

Frequently Asked Questions
(For Internal Business Use Only)

Organizational and Customer Effect

•	What are the next steps and timeline of this announcement? With the July 29, 2024, Merger Agreement, we will start the shared process for regulatory and shareholder approval. We anticipate regulatory and shareholder approval to align with a closing of the merger in the first quarter of 2025. We have a tentative core system conversion planned in early second quarter of 2025. We will kick-off our integration process to merge the processes, policies and most-importantly, the people into the combined organization between now and the merger close and operational conversion.

•	Will we still be called Heartland Bank? Yes, we plan to have a co-branded organization, leveraging the Heartland Bank brand strength in your current communities and footprint. We are still defining all the elements of co-branding and are excited about the opportunities it presents to limit disruptions to customers during integration by facilitating a co-branded merger.

•	Who will lead the Heartland team going forward? We are excited to be moving forward with the Regional Leadership Team of Ben Babcanec as the Senior Regional President, Laurie Pfeiffer as the Columbus Market President, Alyssa Booms as the Senior Retail Officer, Stuart Schloss as the Regional Credit Officer and Matt Booms as the Director of Northeast Mortgage Banking. The Heartland team will become the Northeast Region in our Regional structure. The integration process may present additional opportunities for roles in leadership.

•	We are very active in our community with various non-profit boards, committees, etc. Will we still contribute and invest in our communities, and support our individual community leadership and service participation? Yes! As a community bank, we want you to continue to be active, providing leadership and volunteerism in your communities. We encourage and celebrate community engagement and know that it is our part in helping our communities remain strong and vibrant. We have a program to help us track and celebrate all our community service hours and leadership provided throughout our communities. We will also continue to invest and contribute to organizations that help make our communities thrive and prosper.

•	Are there any similarities in platforms? What systems might change? We are excited about the significant similarities in our systems, which help ensure a smoother customer and employee experience. We are on the same core banking system and many of our key systems are the same. The variation in other systems is fairly limited, and those variations will be ironed out during our integration process between now and conversion.

•	Will operational policies and processes change? Yes, there will be changes in policies and procedures as we build our combined organization. This will vary by department and line of business, yet we are confident that our shared community-banking culture, credit philosophy and operating model will align and combine well.

•	Will Branch and bank operating hours change? Will any Branch locations be closed? Generally speaking, we do not disrupt customer service by making changes to the hours of operation. It is our goal to make the customer transition as seamless as possible. With that in mind, we intend to keep the footprint of Heartland largely in place and do not have consolidations currently planned.

•	Will customers’ accounts and routing numbers change? Will it be cut off automatically or will there be a transition phase into the new one? The routing number may change as new materials and checks are ordered, yet checks will remain good and the Heartland routing number will be assigned to German American. The bank account number will not change, unless there is a duplicate account number at both financial institutions. We have a highly detailed process which involves customer communication and system preparation that ensures transactions are processed appropriately if a customer is affected.

•	Will people from GAB be moving to Columbus or Cincinnati? We will have partner team members visiting frequently, and we will leverage our robust Ambassador program to support your teams through conversion. We anticipate our team members will spend significant time in market to ensure strong support through the transition. We will not require relocation to Jasper for any Heartland based roles.

•	What happens with our vendor relationships? Who notifies them, when, how? Heartland and German American will work together on vendor notification and transition processes, and all systems currently used at Heartland will stay operational, as-is, until systems integration, with many vendors and many relationships remaining in place.

Employee Benefits (Healthcare, 401k, PTO, etc.)

•	What is the German American dress code? You can review the full dress code in our Employee Handbook. In summary, we are consistently business casual with jeans optional on Friday. In some of our operation and administrative (non-customer facing) roles, jeans are considered acceptable every day. Business professional is reserved for special occasions.

•	Does GAB have a remote work program? We have a flexible work policy that varies based upon the role in our organization. Customer-facing roles are not typically a part of any remote work program. We do believe we are more productive, engaged and connected being in GAB offices with peers and co-workers, and strive to be an in-office organization as much as possible. It facilitates customer service, employee development, communication, and progress at a much higher rate when we are in-office together.

•	At German American, how many weeks of vacation are given for the # of years of service?

o	At GAB we have one bucket of paid time off (PTO) – it is not distinguished between sick, personal or vacation time. Our schedule is as follows:

▪	1-4 years = 17 days

▪	5-9 years = 20 days

▪	10-19 years = 23 days

▪	More than 20 years or grade level 190 = 25 days

▪	You can also find the PTO schedules in the Appendices of our Employee Handbook.

o	Part-time employees are allotted five days per year.

o	Ten days can be rolled over annually into next year’s PTO. Any additional leftover days are put into an extended illness bank.

o	You will operate under the Heartland handbook, policies and guidelines until the merger closes, which is anticipated to be in early 2025.

•	When will we find out Insurance Premiums and other benefits? When will coverage switch to GAB plans? We expect our program to be competitive and in-line with market. Remember, you will remain on your current Heartland plan through 2024. We will be mindful of the timing that best fits the employees through our closing date and we will ensure that there is no disruption in coverage. We will be able to tell you the premium costs and specifics of our plans this fall, in anticipation of an open enrollment aligned with the close of the merger.

•	What is GAB’s pay scale compared to Heartland’s pay scale? We have found our pay scales and ranges to be comparable and competitive.

•	Will I maintain my years of service at Heartland once transitioned to GAB? Yes, all team members will maintain their original hire date and carry forward years of service for participation and eligibility for all tenure-related programs and recognitions.

•	How will the merger affect my 401k? You will become a participant in the GAB plan upon the close. The Heartland plan will terminate, and you will be able to roll your existing 401k (minus HLAN stock that will be paid out in cash at the time of merger closing) into the German American plan, or into your own IRA, potentially with one of our wealth management team members and advisors. We will help you navigate those changes as needed. We will complete our due diligence and have educational sessions to help everyone navigate the transition of your 401ks.

•	What happens to a 401k for an employee who does not get offered a position with German American? You own your 401k and will roll those assets to your own designated plan/IRA and can decide how you will manage your investments, including the cash portion of your HLAN stock. We know that our combined investment services and wealth management teams would be a great resource to help you manage your funds.

•	Will German American offer a 401k retirement plan and will they match? Yes, GAB has a 401k program that you will automatically be enrolled in. You will have to opt-out if you do not want to participate. The matching contribution is dollar for dollar or 100% on the first 3%, and then 50% on the next 2%. Our 401k is a safe harbor plan with no vesting schedule.

•	How can I purchase stock at German American if not through my 401k? While our 401k prohibits GABC stock in our holdings, our Employee Stock Purchase Program (ESPP) is available to all employees. It is available to enroll in quarterly, with a 5% discount. You designate a percentage of your pay and it is facilitated through our agreement with Computershare. You can read more about our ESPP in the handbook.

•	What is your payroll schedule? We pay bi-weekly on Friday.

•	What payroll and employee reporting system does German American Bank use? We use the same payroll system you currently use.

•	Will there be a PTO black-out date surrounding the system conversion date? It is likely that we will have a black-out period for use of PTO around the time of conversion. More information will be provided, yet we believe it is critical for the successful conversion to have all team members available for customer contact and internal support.

•	Will Heartland employees be required to complete pre-employment requirements before joining German American Bank? No pre-employment tests, screenings or applications will be required before transitioning to German American Bank. We will collect new I-9s and a few other on-boarding forms.

•	What will happen to my employee loan with discounted rates? Your employee loan will remain in place under current terms and conditions. If you are an employee who ends up participating in the severance program, you will maintain your discounted rate for the term of the loan. If you are an employee who separates prior to an agreed upon date post-conversion, you forfeit the discounted rate benefit.

Employee Integration

•	Please explain the employee integration process and severance program. As German American continues to grow, both in the existing footprint and with you as our newest merger partner, we must recruit, retain and develop top talent. With that in mind, it is our goal to retain as many team members as possible. Customer-facing roles will largely remain in place to ensure smooth transition for customers and our communities. We will begin visiting all departments and teams with their leaders in the coming weeks to best understand the functions, operations and roles to begin planning our employee integration. Every merger has role consolidation, and if the role you are in is consolidated into existing operations, we have a robust severance package to help you and your families in the transition. The severance package is based on years of service. It is a minimum of 12 weeks and a maximum of 26 weeks if you remain through our conversion timeline, and will be calculated as 2 weeks pay for each year of service to Heartland. Also, any accrued PTO will be paid out in addition to severance.

•	Can you please explain the timeline of anticipated employment changes? We expect to close the partnership in early 2025, and then we will train, prepare and complete the conversion to combined systems in the second quarter of 2025. Heartland team members will be integral to operate the organization through that conversion timeline. Please remember, severance is conditioned upon staying until an agreed upon separation date post conversion.

•	If German American offers a position, can we decline their offer and still receive severance? If the job is the same or similar job that you have today, and you turn it down, then severance is not available. If your current role is not available and we offer a different role, you will have the choice of taking the job or the severance. If the pay is not equitable or the role requires relocation, you will have the opportunity to accept the role or accept the severance.

•	If our current position with Heartland isn’t an option in order to remain employed with GAB, will they offer another position (such as retail)? Or will we just be terminated with severance? It will vary. It is our goal to find as many positions as possible for team members to remain with the combined organization.

•	If our position isn’t available with GAB, will we be evaluated for other positions within GAB automatically, or do we need to come prepared with positions we would be willing to accept? We will begin our meetings with leaders of divisions to first understand your roles, structure and how you operate, then we will compare to our operations and begin our human capital planning. It may or may not include interviews for all, yet we will be clear through your supervisors what the next steps will be. If you believe you are interested in roles outside of your current position, please share that with your leaders so it can be considered.

•	When will we know whether we will, or will not be, hired as a GAB employee? We ask for your continued grace and patience as we work through the “get to know” you phase and building our human capital plan. You can see all openings that we have at the bank so that you and others can consider future roles. We will work to get you answers as quickly as possible, yet know that your role with Heartland will remain largely unchanged until conversion next year.

•	What is the minimum service requirement to be eligible for severance? There is no minimum service period to be eligible for severance.

•	Where can I find German American job openings? All open positions are posted externally on our website - https://germanamerican.com/about/careers/. Our integration process over the next several months will lead to new and additional roles in many areas of the bank and we will work closely with the Heartland team to ensure all opportunities are made available to you.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) between German American Bancorp, Inc. (“German American”) and Heartland BancCorp (“Heartland”), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of German American’s goals, intentions and expectations; statements regarding German American’s business plan and growth strategies; statements regarding the asset quality of German American’s loan and investment portfolios; and estimates of German American’s risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things:

•	the risk that the businesses of German American and Heartland will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;
•	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame;
•	revenues following the Merger may be lower than expected;
•	customer and employee relationships and business operations may be disrupted by the Merger;
•	the ability to obtain required regulatory approvals or the approval of Heartland’s or German American’s shareholders, and the ability to complete the Merger on the expected timeframe;
•	the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation;
•	the ability of German American to complete integration and attract new customers;
•	possible changes in economic and business conditions;
•	the impacts of epidemics, pandemics or other infectious disease outbreaks;
•	the existence or exacerbation of general geopolitical instability and uncertainty;
•	possible changes in monetary and fiscal policies, and laws and regulations;
•	possible changes in the creditworthiness of customers and the possible impairment of collectability of loans;
•	fluctuations in market rates of interest;
•	competitive factors in the banking industry;

•	changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like German American’s affiliate bank;
•	continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends;
•	changes in market, economic, operational, liquidity, credit and interest rate risks associated with German American’s business; and
•	other risks and factors identified in German American’s cautionary language included under the headings “Forward-Looking Statements and Associated Risk” and “Risk Factors” in German American’s Annual Report on Form 10-K for the year ended December 31, 2023, and other documents subsequently filed by German American with the U.S. Securities and Exchange Commission (the “SEC”).

Neither German American nor Heartland undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this press release. In addition, German American’s and Heartland’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

Additional Information

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed merger will be submitted to both the German American and Heartland shareholders for their consideration. In connection with the proposed merger, German American will file a Registration Statement on Form S-4 with the SEC that will include a joint proxy statement for German American and Heartland and a prospectus for German American and other relevant documents concerning the proposed merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a copy of the joint proxy statement/prospectus once filed, as well as other filings containing information about German American, without charge, at the SEC’s website (http://www.sec.gov) or by accessing German American’s website (http://www.germanamerican.com) under the tab “Investor Relations” and then under the heading “Financial Information”. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Bradley C. Arnett, Investor Relations, German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47546, telephone 812-482-1314 or to Jennifer Eckert, Investor Relations, Heartland BancCorp, 430 North Hamilton Road, Whitehall, Ohio 43213, telephone 614-337-4600.

German American and Heartland and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of German American and Heartland in connection with the proposed merger. Information about the directors and executive officers of German American is set forth in the proxy statement for German American’s 2024 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2024, which information has been updated by German American from time to time in subsequent filings with the SEC. Information about the directors and executive officers of Heartland will be set forth in the joint proxy statement/ prospectus relating to the proposed merger. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may also be obtained by reading the joint proxy statement/prospectus relating to the proposed merger when it becomes available. Free copies of this document may be obtained as described above.